# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CommScope Holding Company, Inc., CIK 0001517228
CUSIP: 20337X109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3642 E. US Highway 70, Claremont, North Carolina (NC), 28610
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001193125-19-104001
Filed by CIK 0001527166
Persons authorized to receive notices and communications: Jeffrey Ferguson, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, District Of Columbia (DC), 20004, (202) 729-5626

## Reporting persons
- The Carlyle Group Inc. (CIK 0001527166): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
- Carlyle Holdings I GP Inc. (CIK 0001548626): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
- Carlyle Holdings I GP Sub L.L.C. (CIK 0001548627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P. (CIK 0001548628): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
- CG Subsidiary Holdings L.L.C. (CIK 0001790577): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C. (CIK 0000933790): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
  Comment: Limited Liability Company
- TC Group Sub L.P. (CIK 0001548639): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
- TC Group VII S1, L.L.C. (CIK 0001772672): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
  Comment: Limited Liability Company
- TC Group VII S1, L.P. (CIK 0001772631): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)
- Carlyle Partners VII S1 Holdings, L.P. (CIK 0001772667): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 45,243,696; sole dispositive power 0; shared dispositive power 45,243,696; aggregate amount beneficially owned 45,243,696 (17.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CommScope Holding Company, Inc.
Address of issuer's principal executive offices: 3642 E. US Highway 70, Claremont, North Carolina (NC), 28610
Comment:
Explanatory Note

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 11, 2019 (as amended to date, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of CommScope Holding Company, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

From March 31, 2024 through March 31, 2025, Carlyle Partners VII acquired a total of 82,118 shares of Series A Preferred Stock as a result of dividend payments from the Issuer on the Series A Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages is incorporated by reference into this Item 5.

The amount of securities reported herein is based on 261,800,844 shares of Common Stock outstanding as of the date hereof, consisting of 216,557,148 shares of Common Stock outstanding as of February 12, 2025, as set forth in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2025, and 45,243,696 shares of Common Stock underlying the Series A Preferred Stock held of record by Carlyle Partners VII.

Carlyle Partners VII is the record holder of 1,244,203 shares of Series A Preferred Stock, which are convertible into 45,243,696 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations.

The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Partners VII.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 3 and Schedule I to this Amendment No. 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- The Carlyle Group Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (04/02/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (04/02/2025)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (04/02/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/02/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/02/2025)
- TC Group, L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/02/2025)
- TC Group Sub L.P.: By: TC Group, L.L.C., its general partner, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (04/02/2025)
- TC Group VII S1, L.L.C.: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (04/02/2025)
- TC Group VII S1, L.P.: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (04/02/2025)
- Carlyle Partners VII S1 Holdings, L.P.: By: TC Group VII S1, L.P., its general partner, By: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (04/02/2025)